Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE BYLAWS OF CV SCIENCES, INC.

The undersigned hereby certifies that:

1.       He is the duly elected, qualified and acting Secretary of CV Sciences, Inc., a Delaware corporation (the “Company”), and in charge of the corporate minute book and corporate records of the Company.

2.       On March 15, 2017, the Board of Directors, pursuant to its authority granted in Article III, Section 3.2 of the Bylaws of the Company (the “Bylaws”), approved an amendment to the Bylaws of the Company (the “Bylaws”), as follows:

2.1       The first sentence of Article III, Section 3.2 of the Bylaws shall be superseded and replaced with the following:

“The number of directors constituting the entire Board of Directors shall be no less than five (5) and no more than seven (7).”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 16th day of March 2017.

/s/ Joseph Dowling
Joseph Dowling, Secretary